July 12, 2016

VIA EDGAR TRANSMISSION

Mr. Karl Hiller, Branch Chief
Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Bunge Limited
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Form 10-Q for the Fiscal Quarter ended March 31, 2016
Filed April 28, 2016
File No. 1-16625

Dear Mr. Hiller:

We are writing in response to the comments we received from you by letter dated June 30, 2016 regarding the above-referenced filings of Bunge Limited (the “Company” or “we”).  For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for the Fiscal Year ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 35

1.
The presentations under this heading, the corresponding section of the Form 10-Q that you filed on April 28, 2016, and in press releases pertaining to your 2015 fourth quarter and full year results, and 2016 first quarter results (including the bullet point headlines and narratives) attached as Exhibit 99.1 to the Form 8-Ks filed on February 11, 2016, and April 28, 2016, result in non-GAAP measures being presented with greater prominence than GAAP measures, which is inconsistent with the updated Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016, in particular C&DI 102.10. Please review this guidance when preparing your next periodic filing and earnings release.

The Company acknowledges the Staff’s comment. We advise the Staff that we will review the updated Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016, including C&DI 102.10, when preparing our next periodic filing and earnings release.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any questions concerning the matters referred to in this letter, please contact the undersigned at (914) 684-3427.

Sincerely,

/s/ Carla Heiss

Carla Heiss
Deputy General Counsel, Chief Compliance Officer and Secretary

cc:	Joseph Klinko, Securities and Exchange Commission
Lily Dang, Securities and Exchange Commission
Andrew J. Burke, Bunge Limited
David G. Kabbes, Bunge Limited